Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2022

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company's audited consolidated financial statements ("audited consolidated Financial Statements") for the year ended December 31, 2022. The date of this MD&A is February 22, 2023. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

For additional information, including Obsidian Energy’s audited consolidated Financial Statements and Annual Information Form, please go to the Company’s website at www.obsidianenergy.com, in Canada to the SEDAR website at www.sedar.com or in the United States to the EDGAR website at www.sec.gov.

Throughout this MD&A and in other materials disclosed by the Company, we adhere to generally accepted accounting principles ("GAAP"), however the Company also employs certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations, adjusted funds flow from operations, netback, sales, gross revenues, net operating costs, net debt and free cash flow. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities, as indicators of our performance.

This MD&A also contains oil and natural gas information and forward-looking statements. Please see the Company's disclosure under the headings "Non-GAAP and Other Financial Measures", "Oil and Natural Gas Information", and "Forward-Looking Statements" included at the end of this MD&A.

Annual Financial Summary

		Year ended December 31
(millions, except per share amounts)	2022	2021	2020
Production revenues	$897.3	$477.5	$275.4
Cash flow from operating activities	456.8	198.7	79.4
Basic per share (1)	5.57	2.65	1.08
Diluted per share (1)	5.41	2.56	1.08
Funds flow from operations (2)	450.7	217.9	117.8
Basic per share (3)	5.50	2.90	1.61
Diluted per share (3)	5.34	2.81	1.61
Net income	810.1	414.0	(771.7)
Basic per share	9.88	5.52	(10.53)
Diluted per share	9.60	5.34	(10.53)
Capital expenditures	314.8	140.9	57.2
Business acquisitions	-	33.7	-
Property acquisitions (dispositions), net	4.6	0.1	(0.1)
Debt (4)	232.6	392.4	455.3
Total Assets	$2,204.3	$1,429.2	$964.1

(1)
Supplementary financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".
(4)
Includes drawings under the Company's syndicated credit facility and senior unsecured notes, (2021 and 2020 - syndicated credit facility, PROP limited recourse loan and senior secured notes).

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Since the start of 2021, the Company has increased development activities which initially focused in the Cardium area and has since expanded to the Peace River and the Viking areas. This has resulted in higher production levels from 2020, which combined with higher commodity prices, has increased production revenues, cash flow from operating activities and funds flow from operations. This was partially offset by share-based compensation charges as a result of the Company’s rising share price.

In 2020, the Company restricted capital plans due to the COVID-19 pandemic, which contributed to lower production revenues during that year. Additionally, in 2020, the low commodity price environment, mainly due to the COVID-19 pandemic and related supply and demand implications, reduced production revenues and impacted cash flow from operating activities and funds flow from operations. The effect of lower oil prices and production was offset by the Company’s improved cost structure and working capital position due to reduced capital expenditures, and gains from our oil hedging program.

In 2022 and 2021, net income was primarily the result of the Company's strong netback as well as property, plant and equipment ("PP&E") impairment reversals, mainly in our Cardium area due to higher forecasted commodity prices and strong drilling results. Additionally, in 2022, the Company recorded a deferred tax asset recovery as a result of the strong commodity price environment and the Company’s expanded development plans. The net loss in 2020 was mainly due to non-cash PP&E impairment charges as a result of lower forecasted commodity prices.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Three months ended	2022	2022	2022	2022	2021	2021	2021	2021
Production revenues	$206.5	$210.6	$276.5	$203.7	$149.8	$124.5	$111.0	$92.2
Cash flow from operating activities	126.5	121.4	125.0	83.9	62.6	65.5	42.2	28.4
Basic per share (1)	1.54	1.48	1.52	1.03	0.81	0.88	0.57	0.39
Diluted per share (1)	1.50	1.44	1.48	1.00	0.78	0.85	0.55	0.37
Funds flow from operations (2)	110.5	104.6	157.0	78.6	80.0	59.3	42.3	36.3
Basic per share (3)	1.34	1.27	1.91	0.97	1.04	0.79	0.57	0.49
Diluted per share (3)	1.31	1.24	1.86	0.94	1.00	0.77	0.55	0.48
Net income	631.7	40.7	113.9	23.8	21.7	46.6	322.5	23.2
Basic per share	7.69	0.50	1.39	0.29	0.28	0.62	4.33	0.32
Diluted per share	$7.47	$0.48	$1.35	$0.28	$0.27	$0.60	$4.23	$0.31
Production
Light oil (bbl/d)	12,105	11,062	12,261	11,114	11,155	10,314	10,836	10,014
Heavy oil (bbl/d)	5,983	5,854	6,174	5,789	3,237	2,688	2,660	2,788
NGLs (bbl/d)	2,520	2,379	2,406	2,432	2,310	2,213	2,162	2,056
Natural gas (mmcf/d)	67	64	64	60	58	54	54	50
Total (boe/d) (4)	31,742	29,985	31,575	29,407	26,352	24,164	24,651	23,225

(1)
Supplementary financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".
(4)
Disclosure of production on a per boe basis in this MD&A consists of the constituent product types and their respective quantities. See also "Supplemental Production Disclosure" and "Oil and Natural Gas Information"

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Cash flow from Operating Activities, Funds Flow from Operations, Adjusted Funds Flow from Operations and Free Cash Flow

	Year ended December 31
(millions, except per share amounts)	2022	2021
Cash flow from operating activities	$456.8	$198.7
Change in non-cash working capital	(34.8)	5.1
Decommissioning expenditures	18.8	8.1
Onerous office lease settlements	9.2	9.1
Deferred financing costs	(2.5)	(5.5)
Financing fees paid	-	4.7
Restructuring charges (1)	2.5	(1.8)
Transaction costs	0.1	3.5
Other expenses (1)	0.6	(7.7)
Commodities purchased from third parties	-	3.7
Funds flow from operations (2)	450.7	217.9
Share based compensation (3)	23.4	17.1
Adjusted Funds flow from operations (2)	474.1	235.0
Share based compensation (3)	(23.4)	(17.1)
Capital expenditures	(314.8)	(140.9)
Decommissioning expenditures	(18.8)	(8.1)
Free Cash Flow (2)	$117.1	$68.9

Per share – funds flow from operations (4)
Basic per share	$5.50	$2.90
Diluted per share	$5.34	$2.81

(1)
Excludes the non-cash portion of restructuring and other expenses.
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Includes expenses associated with our cash settled share-based incentive plans, being the Deferred Share Unit Plan, performance share units issued under the Restricted and Performance Share Unit Plan and the Non-Treasury Incentive Award Plan.
(4)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".

Cash flow from operating activities, funds flow from operations and adjusted funds flow from operations in 2022 were all more than double 2021 results mainly due to increased revenues from higher commodity prices. The Company’s increased capital program in 2022 compared to 2021 and the full year impact of the Peace River Oil Partnership ("PROP") acquisition (completed in Q4 2021) resulted in higher production levels, which also contributed to improved 2022 results.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Business Strategy

Our strategy is focused on maintaining moderate production growth, operational excellence, improving our debt leverage and delivering top quartile total shareholder returns, including through a return of capital initiative to shareholders. We believe our plan to focus development activity primarily on our Cardium and Peace River assets will generate value for all stakeholders. Our industry leading Cardium position with a deep inventory of high return wells offers a predictable, liquids weighted, production profile that is capable of generating growth and sustainable free cash flow. The Company’s consolidation of the 100 percent interest in PROP in late 2021 combined with our success in 2022 of adding to our substantial land position in Peace River, results in an asset base with compelling Bluesky development and significant Clearwater potential for future heavy oil production growth and cash flow generation, offering further value for stakeholders. We have also been active in our Viking area which provides the Company further light oil opportunities with highly economic returns.

Our debt refinancing was completed in July 2022, incorporating both senior and subordinated debt resulting in a more favourable debt structure for a Company of our size. We plan to continue to decrease debt levels as we focus on meeting our absolute debt targets. With a stable debt structure that currently provides appropriate operational liquidity and a longer-term maturity profile, the Company anticipates being well positioned to continue developing our strong portfolio of assets while being able to act on new opportunities to our shareholders’ benefit.

We have recently received approval from the Toronto Stock Exchange for a normal course issuer bid ("NCIB") as the Company executes on our return of capital initiative to our shareholders. In the near term, we plan to enhance our liquidity by accessing our debt capacity and then begin a share buyback program under the NCIB, which will be subject to maintaining $65 million of liquidity and complying with the terms of our current credit facilities.

In 2022, the Company continued to progress on our environmental remediation efforts, with our own decommissioning program plus with participation in the Alberta Site Rehabilitation Program (“ASRP”) with a focus on abandoning and reclaiming inactive fields in Northern Alberta. We have utilized approximately $28.9 million (net) grants and allocations since the inception of the ASRP in late 2020 through to the end of 2022. The ASRP expired at the end of 2022.

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Benchmark prices
WTI oil ($US/bbl)	$82.65	$91.55	$108.41	$94.29	$77.19	$70.56	$66.07	$57.84
Edm mixed sweet par price (CAD$/bbl)	110.03	116.88	137.76	115.64	93.36	83.77	77.30	66.61
Western Canada Select (CAD$/bbl)	77.38	93.62	122.06	100.99	78.82	71.80	67.01	57.45
NYMEX Henry Hub ($US/mmbtu)	6.26	8.20	7.17	4.95	5.83	4.01	2.83	3.56
AECO Index (CAD$/mcf)	5.11	4.16	7.24	4.74	4.66	3.60	3.09	3.15
Foreign exchange rate ($US/CAD$)	1.35	1.31	1.28	1.27	1.26	1.26	1.23	1.27

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(1.61)	(2.05)	(0.50)	(2.96)	(3.10)	(4.08)	(3.11)	(5.24)
WTI - WCS Heavy ($US/bbl)	(25.66)	(19.86)	(12.80)	(14.53)	(14.64)	(13.58)	(11.49)	(12.47)

Average sales price (1) (2)
Light oil (CAD$/bbl)	110.45	118.66	139.88	117.91	92.55	84.27	76.97	67.34
Heavy oil (CAD$/bbl)	62.19	81.78	106.18	84.77	51.76	60.87	48.58	40.48
NGLs (CAD$/bbl)	64.33	69.12	82.93	68.09	59.46	52.79	42.79	41.04
Total liquids (CAD$/bbl)	90.80	101.36	123.32	101.72	80.07	75.55	66.95	58.27
Natural gas (CAD$/mcf)	$5.66	$5.31	$7.38	$4.96	$5.05	$3.89	$3.21	$3.21

(1)
Excludes the impact of realized hedging gains or losses.
(2)
Supplementary financial measures. See "Non-GAAP and Other Financial Measures".

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Oil

In 2022, WTI oil prices increased to average US$94.23 per bbl, compared to US$67.91 per bbl in 2021. In the first half of 2022, oil prices increased to over US$100 per bbl as COVID-19 restrictions were reduced, resulting in higher demand, and the conflict in Ukraine and the sanctions that followed on Russian oil exports led to concerns regarding supply. In the second half of 2022, oil prices declined due to rising interest rates which led to potential recession fears combined with concerns over further COVID-19 lockdowns through various parts of the world, particularly China, creating demand uncertainty.

MSW differentials improved in 2022 and averaged US$1.78 per bbl compared to US$3.88 per bbl in 2021 while WCS differentials weakened from US$13.04 per bbl in 2021 to US$18.22 per bbl in 2022. In 2022, volatility persisted with the WCS differential due to planned and unplanned refinery outages and the negative impact of the US Department of Energy releasing barrels from their Strategic Petroleum Reserve given a significant portion of those barrels competed directly with WCS barrels for refining capacity in the second half of 2022.

The Company currently has no oil hedging contracts in place.

Natural Gas

In 2022, both NYMEX and AECO prices strengthened from 2021 levels as European storage concerns and resulting US LNG exports improved North American demand. NYMEX averaged US$6.45 per mmbtu in 2022 increasing from an average of US$3.89 per mmbtu in 2021. AECO 5A prices increased from an average of $3.64 per mcf in 2021 to an average of $5.31 per mcf in 2022.

The Company currently has the following natural gas hedging contracts in place on a weighted average basis:

Type	Volume (mcf/d)	Remaining Term	Swap Price (C$/mcf)
AECO Swap	14,976	February 2023	6.18
AECO Swap	31,562	March 2023	4.58
AECO Swap	47,391	April 2023 - October 2023	3.55
AECO Swap	16,587	November 2023 - March 2024	3.57

RESULTS OF OPERATIONS

Average Sales Prices (1)

	Year ended December 31
	2022	2021	% change
Light oil (per bbl)	$121.92	$80.65	51
Heavy oil (per bbl)	83.84	50.46	66
NGL (per bbl)	71.02	47.86	48
Total liquids (per bbl)	104.41	70.56	48
Realized risk management loss (per bbl)	(3.49)	(1.37)	155
Total liquids price, net (per bbl)	100.92	69.19	46

Natural gas (per mcf)	5.84	3.88	51
Realized risk management loss (per mcf)	(0.27)	(0.22)	23
Natural gas net (per mcf)	5.57	3.66	52

Weighted average (per boe)	80.31	53.28	51
Realized risk management loss (per boe)	(2.85)	(1.34)	113
Weighted average net (per boe)	$77.46	$51.94	49

(1)
Supplementary financial measures. See "Non-GAAP and Other Financial Measures".

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Performance Indicators

Obsidian Energy monitors performance based on the following three key focus areas using several qualitative and quantitative factors:

•
Values – Execution of our field, health, safety, environmental and regulatory programs and our focus on operational excellence;
•
Delivery – Key performance metrics include obtaining a leading cost structure within the industry and a focus on free cash flow generation; and
•
Sustainability – Management of the Company’s asset portfolio, financial stewardship and the goal of sustaining production and reserves and long-term competitive return on investment for our shareholders.

Values

At Obsidian Energy, the health, safety and wellness of our employees, contractors and stakeholders living within our areas of operation is paramount. Safety policies, procedures and programs developed by Obsidian Energy shall meet or exceed legislative requirements and all injuries and serious incidents are reported and investigated accordingly. Additionally, the Company is committed to minimizing the environmental impacts of our operations through our environmental, social and governance ("ESG") initiatives with our programs focusing on stakeholder communication, impact minimization, resource conservation and site abandonment and reclamation. Throughout our operations, Obsidian Energy requires a high standard of professional conduct and supports a culture that ensures all individuals act with integrity and respect. These principles form the operational standards for the Company.

Delivery

In 2022, the Company continued to emphasize operational execution, focus on cost reduction initiatives and monitor our operations and development plans given volatility in commodity markets. Our key 2022 guidance metrics, which were revised in November 2022, are outlined below:

•
The Company’s average annual production of 30,682 boe per day was slightly below production guidance of 30,800 to 31,200 boe per day, mostly due to cold weather in December 2022 which impacted field and drilling operations;
•
Capital expenditures ($314.8 million) and property acquisitions ($4.6 million) totaled $319.4 million which were slightly below guidance compared $320.0 to $330.0 million and decommissioning expenditures were $18.8 million compared to guidance of $18.0 million;
•
Net operating costs per boe were $14.29 per boe, higher than our Company guidance of $13.50 - $14.00 per boe which were impacted by high power prices and cold weather in December; and
•
General & Administration ("G&A") costs per boe were $1.64, compared to the Company’s guidance of $1.55 - $1.65 per boe.

In 2023, the Company will continue to target capital expenditures within funds flow from operations to allow for further debt repayment and a return of capital to shareholders.

Sustainability

In 2022, the Company continued to focus on development in the Cardium while expanding drilling activities into Peace River and Viking. Given strong commodity prices for the majority of 2022, we expanded our capital expenditure program which included exploratory/appraisal activities on Peace River lands in the Clearwater. For 2023, the Company is anticipating capital expenditures of $260 - $270 million which includes a 46 operated well drilling program that builds on our 2022 activity while we continue to delineate our Clearwater acreage. Our 2023 development program has begun with five rigs in operations and drilling activity within the Cardium, Peace River and Viking. The Company will continue to monitor commodity prices and has the operational flexibility to alter our program quickly in response to commodity prices.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Production

	Year ended December 31
Daily production	2022	2021	% change
Light oil (bbl/d)	11,636	10,583	10
Heavy oil (bbl/d)	5,950	2,844	109
NGL (bbl/d)	2,434	2,186	11
Natural gas (mmcf/d)	64	54	19
Total production (boe/d)	30,682	24,605	25

In 2022, production levels increased compared to 2021 due to the Company’s expanded development program during the year and a full year of production from the acquisition of our partner's non-operated interest in PROP in late 2021.

Our development program in 2022 was active across our entire portfolio resulting in production growth. For 2022, we brought 58.0 wells (56.5 net) on production.

Average production within the Company’s key development areas and within the Company’s Legacy asset area was as follows:

	Year ended December 31
Daily production (boe/d) (1)	2022	2021	% change
Cardium	22,567	20,182	12
Peace River	6,704	3,152	113
Viking	979	794	23
Legacy	432	477	(9)
Total	30,682	24,605	25

(1)
Refer to “Supplemental Production Disclosure” for details by product type.

Netbacks

	Year ended December 31
(per boe)	2022	2021
Netback:
Sales price (1)	$80.31	$53.28
Risk management loss (2)	(2.85)	(1.34)
Royalties	(13.24)	(5.41)
Transportation	(3.14)	(2.08)
Net operating costs (3)	(14.29)	(13.04)
Netback (3)	$46.79	$31.41

	(boe/d)	(boe/d)
Production	30,682	24,605

(1)
Includes the impact of commodities purchased and sold to/from third parties of $2.1 million (2021 – $1.0 million).
(2)
Realized risk management gains and losses on commodity contracts, including closing out the PROP Energy 45 Limited Partnership ("PROP 45") hedges in July 2022.
(3)
Non-GAAP financial ratios. See "Non-GAAP and Other Financial Measures".

The Company's netback increased in 2022 from the comparable period primarily due to higher commodity prices. This was partially offset by increased royalties due to higher commodity prices and increased transportation costs due to higher production in Peace River from the PROP acquisition and various wells brought on production during the year.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

	Year ended December 31
(millions)	2022	2021
Netback:
Sales (1) (2)	$899.4	$478.5
Risk management loss (3)	(31.9)	(12.0)
Royalties	(148.3)	(48.6)
Transportation	(35.1)	(18.7)
Net operating costs (2)	(160.0)	(117.1)
Netback (2)	$524.1	$282.1

(1)
Includes the impact of commodities purchased and sold to/from third parties of $2.1 million (2021 – $1.0 million).
(2)
Non-GAAP financial measures. See "Non-GAAP and Other Financial Measures".
(3)
Realized risk management gains and losses on commodity contracts.

Production Revenues

A reconciliation from production revenues to gross revenues is as follows:

	Year ended December 31
(millions)	2022	2021
Production revenues	$897.3	$477.5
Sales of commodities purchased from third parties	14.3	13.6
Less: Commodities purchased from third parties	(12.2)	(12.6)
Sales (1)	899.4	478.5
Realized risk management loss (2)	(31.9)	(12.0)
Gross revenues (1)	$867.5	$466.5

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Relates to realized risk management gains and losses on commodity contracts.

The Company's production revenues and gross revenues were significantly higher in 2022 compared to 2021, due to increases in both commodity prices and higher production volumes. The increases in gross revenues were partially offset by higher realized hedging losses compared to 2021.

Change in Gross Revenues (1)

(millions)
Gross revenues – January 1 – December 31, 2021	$466.5
Increase in liquids production	92.9
Increase in liquids prices	267.9
Increase in natural gas production	14.2
Increase in natural gas prices	45.8
Increase in realized oil risk management loss	(17.7)
Increase in realized natural gas risk management loss	(2.1)
Gross revenues – January 1 – December 31, 2022 (2)	$867.5

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Excludes processing fees and other income.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Royalties

	Year ended December 31
	2022	2021
Royalties (millions)	$148.3	$48.6
Average royalty rate (1)	17%	10%

(1)
Excludes effects of risk management activities and other income.

For 2022 both absolute royalties and the average royalty rate increased from 2021 largely due to higher commodity prices.

Expenses

	Year ended December 31
(millions)	2022	2021
Net operating (1)	$160.0	$117.1
Transportation	35.1	18.7
Financing	44.9	45.4
Share-based compensation	$28.1	$19.4

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

Operating

A reconciliation of operating costs to net operating costs is as follows:

	Year ended December 31
(millions)	2022	2021
Operating costs	$175.3	$129.5
Less processing fees	(8.4)	(6.4)
Less road use recoveries	(6.9)	(6.0)
Net operating costs (1)	$160.0	$117.1

(1)
Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

Operating costs have increased compared to 2021 due to incremental costs with new wells coming on production, higher power costs and general inflationary pressures experienced across the industry. Additionally, the Company increased repair and maintenance activity in 2022 as more projects became economic under the current commodity price environment.

Transportation

The Company continues to utilize multiple sales points in the Peace River area to increase realized prices. The PROP acquisition and new wells drilled in the Peace River area in late 2021 and throughout 2022, resulted in higher production and thus higher transportation costs in 2022 compared to 2021. The increase in realized prices is partially offset by additional transportation costs.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

Financing

Financing expense consists of the following:

	Year ended December 31
(millions)	2022	2021
Interest	$26.8	$27.1
Interest on PROP limited recourse loan	1.7	0.2
Advisor fees	0.6	2.7
Accretion on decommissioning liability	11.6	5.8
Accretion on office lease provision	1.4	1.9
Accretion on other non-current liability	0.3	0.3
Accretion on discount of senior unsecured notes	0.2	-
Accretion on lease liabilities	0.6	0.6
Deferred financing costs	2.5	5.5
Debt modification	(0.8)	1.3
Financing	$44.9	$45.4

Obsidian Energy’s debt structure includes short-term borrowings under our syndicated credit facility and term financing through our senior unsecured notes. Financing charges were comparable in 2022 and 2021 as higher interest rates under the Company’s current debt agreements in 2022 were offset by lower balances under our syndicated credit facility and senior unsecured notes.

In July 2022, the Company completed a refinancing and issued five-year senior unsecured notes for an aggregate principal amount of $127.6 million as well as entered into new syndicated credit facilities with borrowing capacity of $205.0 million (the “New Credit Facilities“). The Company used the net proceeds from the senior unsecured notes, together with initial draws on the New Credit Facilities, to repay all of our existing senior secured notes due November 30, 2022, repay the outstanding balances under our existing credit facilities due November 30, 2022, and repay the PROP limited recourse loan due on December 31, 2022.

The New Credit Facilities were entered into with a group of lenders providing the Company with a $175.0 million revolving credit facility and a $30.0 million non-revolving term loan. The revolving credit facility is subject to a semi-annual borrowing base redetermination typically in May and November of each year and currently has a revolving period to July 27, 2023 and a term-out period of July 27, 2024. The non-revolving term loan was subsequently repaid in September 2022 and is no longer available.

The senior unsecured notes have an interest rate of 11.95 percent and mature on July 27, 2027 and were issued at a price of $980.00 per $1,000.00 principal amount resulting in aggregate gross proceeds of $125.0 million. The senior unsecured notes are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company. As part of the terms of the senior unsecured notes, the Company is required to provide a repurchase offer (the "Repurchase Offer"), which can be exercised at the option of the noteholders, to an aggregate amount of $63.8 million. The Repurchase Offer is based on free cash flow available, as defined in the senior unsecured notes agreement (EBITDA less both capital expenditures and decommissioning expenditures), whereby 75 percent of free cash flow is required to be offered towards redeeming a portion of the senior unsecured notes on or before July 27, 2024, and 50 percent of free cash flow thereafter. The Repurchase Offer is in cash at a price equal to 103 percent of the principal amount of the senior unsecured notes to be redeemed plus accrued and unpaid interest. The redemption dates are semi-annual based on free cash flow for the six months ended June 30 (typically offered in August) and based on free cash flow for the six months ended December 31 (typically offered in March). Minimum available liquidity thresholds under the Company's New Credit Facilities are also required to be met in order to proceed with a Repurchase Offer. The free cash flow available for a Repurchase Offer for the six months ended December 31, 2022 was $33.0 million, however the Company does not meet the minimum liquidity threshold under our syndicated credit facility thus a Repurchase Offer will not be made for this period.

At December 31, 2022, letters of credit totaling $5.1 million were outstanding (December 31, 2021 – $5.0 million) that reduce the amount otherwise available to be drawn on the New Credit Facilities.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Share-Based Compensation

Share-based compensation expense relates to the Company's Stock Option Plan (the “Option Plan”), restricted shares units (“RSUs") granted under the Restricted and Performance Share Unit Plan (“RPSU plan”), restricted awards granted under the Non-Treasury Incentive Award Plan (“NTIP”), Deferred Share Unit Plan (“DSU plan”) and performance share units (“PSUs”) granted under the RPSU plan.

Share-based compensation expense consisted of the following:

	Year ended December 31
(millions)	2022	2021
DSUs	$9.5	$10.3
PSUs	8.0	4.3
NTIP	5.9	2.5
Cash settled share-based incentive plans	$23.4	$17.1

RSUs	$3.4	$1.1
Options	1.3	1.2
Equity settled share-based incentive plans	4.7	2.3
Share-based compensation	$28.1	$19.4

In 2022, there was an increase in the Company’s share price which closed at $8.98 per share on December 31, 2022, compared to $5.21 per share on December 31, 2021. The change in share price at the balance sheet date results in a mark-to-market valuation which is used to calculate the PSU, DSU and NTIP future obligations.

General and Administrative Expenses

	Year ended December 31
(millions, except per boe amounts)	2022	2021
Gross	$33.2	$28.2
Per boe (1)	2.97	3.14
Net	18.4	15.3
Per boe (1)	$1.64	$1.69

(1)
Supplementary financial measure. See “Non-GAAP and Other Financial Measures”.

The Company has increased staffing levels throughout 2022 to align with our activity levels and expanded capital program compared to 2021, which has contributed to higher absolute G&A costs in 2022 compared to 2021. In 2022, general inflationary pressures have also impacted G&A. On a per boe basis, G&A was lower due to higher production levels.

Restructuring and other expenses

	Year ended December 31
(millions)	2022	2021
Restructuring	$2.5	$(1.8)

Other	$1.8	$(7.7)

Restructuring expenses in 2022 included severance charges as well as the acceleration of certain expenses under the RPSU plan due to staff changes.

Both restructuring and other expenses in 2021 included settlement benefits of previously accrued costs.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Transaction costs

	Year ended December 31
(millions)	2022	2021
Transaction costs	$0.1	$3.5

Transaction costs in 2021 relate to the acquisition of the remaining 45 percent partnership interest in PROP.

Depletion, Depreciation and Impairment

	Year ended December 31
(millions)	2022	2021
Depletion and depreciation (“D&D”)	$174.1	$119.9

PP&E Impairment (reversal)	$(285.6)	$(318.5)

The Company’s D&D expense has increased from 2021, primarily due to higher production and non-cash impairment reversal charges recorded in 2021 in our Cardium and Peace River cash generating units (“CGUs”) which increased the depletable base. These impairment reversals were recorded mainly due to the improved commodity price environment, strong drilling results in the Cardium and Peace River areas and the Company purchasing the remaining 45 percent interest of our partner in PROP in late 2021.

In 2022, we recorded a non-cash $315.3 million impairment reversal in our Cardium CGU during the fourth quarter. The impairment reversal was mainly due to improved forecasted commodity prices and our expanded capital program which increased reserve volumes.

In 2022, we recorded a $29.7 million net impairment in our Legacy CGU due to accelerated decommissioning spending in the area due to new Alberta government regulations. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are (recovered) expensed each period.

Taxes

	Year ended December 31
(millions)	2022	2021
Deferred income tax recovery	$(246.4)	$-

During the year, the Company recognized $246.4 million of previously unrecognized deferred income tax assets. As with the strength in commodity prices, increased development plans the Company determined it probable that the asset would be utilized. This was offset by the income tax impact from stronger cash flow for the year and the net impairment reversal of $285.6 million.

Tax Pools

	As at December 31
(millions)	2022	2021
Non-capital losses	$1,897.1	$2,110.4
Undepreciated capital cost (UCC)	233.9	225.8
Canadian development expense (CDE)	199.7	120.6
Canadian exploration expense (CEE)	-	1.7
Canadian oil and gas property expense (COGPE)	18.1	-
Other	81.9	79.1
Total	$2,430.7	$2,537.6

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Foreign Exchange

Obsidian Energy recorded unrealized foreign exchange gains or losses to translate our previously outstanding U.S. denominated senior secured notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet dates. Realized foreign exchange gains or losses were recorded upon repayment of the senior secured notes.

Foreign exchange gain or loss is as follows:

	Year ended December 31
(millions)	2022	2021
Foreign exchange loss (gain)	$0.7	$(0.2)

The Company repaid all of our outstanding senior secured notes in the amount of US$36.8 million in Q3 2022. Total repayments for 2022 were US$43.4 million (2021 - US$4.1 million).

Net Income

	Year ended December 31
(millions, except per share amounts)	2022	2021
Net income	$810.1	$414.0
Basic per share	9.88	5.52
Diluted per share	$9.60	$5.34

In 2022, net income was the result of higher revenues and the Company’s strong netback, predominantly from higher commodity prices and higher production levels, an impairment reversal in our Cardium CGU due to higher commodity prices and strong drilling results and a deferred income tax recovery as a result of the Company recognizing a deferred income tax asset. This was partially offset by increased depletion and depreciation expenses and higher share-based compensation charges as a result of the Company’s share price appreciation in 2022.

In 2021, net income was associated with the Company’s strong netback which was supported by higher oil prices. Additionally, during 2021, the Company recorded a net impairment reversal of $318.5 million.

Capital Expenditures

	Year ended December 31
(millions)	2022	2021
Drilling and completions	$212.1	$97.0
Well equipping and facilities	82.9	42.8
Land and geological/geophysical	18.9	0.4
Corporate	0.9	0.7
Capital expenditures	314.8	140.9
Business acquisitions	-	33.7
Property acquisitions, net	4.6	0.1
Total	$319.4	$174.7

In 2022, we expanded our capital expenditure program given the strong commodity price environment with a continued focus on our Cardium and Peace River areas. We also extended activity into our Viking play with a drilling program in Q2. During the year we brought on 58.0 (56.5 net) wells which included 34.0 (32.5 net) wells in the Cardium, 16.0 (16.0 net) wells in Peace River, and 8.0 (8.0 net) wells in the Viking.

During 2022 we successfully purchased 36 sections (23,040 acres) of prospective oil sands rights through Alberta land sales in the Peace River area for a consideration of approximately $18.4 million. We also purchased a gas plant in our Peace River area for consideration of $4.1 million, providing us additional processing capacity as we continue to develop this asset.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Drilling

	Year ended December 31
	2022		2021
(number of wells)	Gross	Net	Gross	Net
Oil	70	60	39	34.2
Gas	2	2	1	1.0
Injectors, stratigraphic and service	2	1	3	0.4
Total	74	63	43	35.6

The Company drilled 61 operated gross wells (59.5 net) during 2022. In addition to this, the Company had a minor non-operated working interest on 13 (3.3 net) wells that were drilled by various partners during the period.

Environmental and Climate Change

The oil and natural gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site rehabilitation requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation is expected to require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to our ESG initiatives to manage the environmental impact from our operations through our environmental programs which include resource conservation, water management and site abandonment/ reclamation/ remediation. Operations are continuously monitored to minimize both environmental and climate change impacts and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates. Obsidian Energy voluntarily entered into the Government of Alberta’s Area Based Closure program (the "ABC program") which allowed the Company to accelerate abandonment activities, specifically on inactive properties, in a more cost-effective manner through 2020 and 2021. Beginning in 2022, the Company follows the new Alberta Energy Regulator ("AER") guidance under Directive 088 where a minimum amount of spending is required to abandon inactive sites. In August 2022, our minimum spending targets for 2023 were increased by the Alberta Government.

The Company received ASRP grants and allocations to date of over $30.5 million on a gross basis, a portion of which was received in allocation eligibility as an ABC program participant. During Q2 2022, the Company was notified that certain grants/allocations that we had previously received under the ASRP program had been revoked by the Government of Alberta due to a broad reduction in program support that impacted many industry participants, which resulted in approximately a $2.3 million grant reduction. Total grant support will be determined once all project costs are finalized by February 2023. These awards have allowed the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation and thus reduce our decommissioning liability. We began utilizing the ASRP grants in Q4 2020 and have continued this work through 2022, as the ASRP activity period expired at the end of 2022.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	As at December 31
(millions)	2022	2021
Long-term debt
Syndicated credit facility	$105.0	$321.5
Senior unsecured notes	127.6	-
Senior secured notes	-	54.9
PROP limited recourse loan	-	16.0
Deferred interest	-	1.3
Unamortized discount of senior unsecured notes	(2.3)	-
Deferred financing costs	(5.0)	(2.7)
Total	225.3	391.0

Working capital deficiency
Cash	(0.8)	(7.3)
Accounts receivable	(82.6)	(68.9)
Prepaid expenses and other	(10.7)	(9.1)
Accounts payable and accrued liabilities	185.6	107.8
Total	91.5	22.5

Net debt (1)	$316.8	$413.5

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

Net debt decreased compared to December 31, 2021, as a result of debt repayments made during the period and lower drawings on our syndicated credit facility which was reduced by applying excess free cash flow. This was partially offset by a higher working capital deficiency due to higher activity levels which led to increased accounts payable.

Liquidity

Currently, the Company has a reserve-based syndicated credit facility with a borrowing limit of $175.0 million and senior unsecured notes totaling $127.6 million due in 2027. For further details on the Company’s debt instruments please refer to the “Financing” section of this MD&A.

The Company actively manages our debt portfolio and considers opportunities to reduce or diversify our debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and appropriate capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Financial Instruments

Obsidian Energy had the following financial instruments outstanding as at December 31, 2022. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings, and by obtaining financial security in certain circumstances.

	Notional Volume	Remaining Term	Swap Price	Fair value (millions)
AECO
AECO Swap	14,976 mcf/d	February 2023 - March 2023	$6.18/mcf	$1.4
AECO Swap	27,487 mcf/d	April 2023 - October 2023	$4.07/mcf	4.8

Total				$6.2

Refer to the Business Environment section above for a full list of hedges currently outstanding including contracts that were entered into subsequent to December 31, 2022.

Based on commodity prices and contracts in place at December 31, 2022, a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $0.8 million.

The components of risk management on the Consolidated Statements of Income are as follows:

	Year ended December 31
(millions)	2022	2021
Realized
Settlement of oil contracts	$(25.5)	$(7.8)
Settlement of natural gas contracts	(6.4)	(4.2)
Total realized risk management loss	$(31.9)	$(12.0)

Unrealized
Oil contracts	$4.0	$(3.4)
Natural gas contracts	4.6	0.8
Total unrealized risk management gain (loss)	8.6	(2.6)
Risk management loss	$(23.3)	$(14.6)

In Q3 2022, in conjunction with our refinancing, we closed out the existing hedges put in place by our wholly owned subsidiary PROP 45 for a realized risk management loss of US$3.4 million.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered into to date, are based on forecasted results.

		Impact on funds flow from operations (1)
Change of:	Change	$ millions	$/share
Price per barrel of liquids	WTI US$1.00	9.3	0.11
Liquids production	1,000 bbl/day	25.3	0.31
Price per mcf of natural gas	AECO $0.10	0.8	0.01
Natural gas production	1 mmcf/day	1.0	0.01
Effective interest rate	1%	1.1	0.01
Exchange rate ($US per $CAD)	$0.01	5.5	0.07

(1) Non-GAAP financial measure or non-GAAP financial ratio. See “Non-GAAP and Other Financial Measures”.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2023	2024	2025	2026	2027	Thereafter	Total
Long-term debt (1)	$-	$105.0	$-	$-	$127.6	$-	$232.6
Transportation	7.4	3.9	2.2	1.8	1.4	2.8	19.5
Interest obligations	23.8	20.1	15.2	15.2	15.2	-	89.5
Office lease	10.0	10.0	0.8	-	-	-	20.8
Lease liability	3.3	0.9	0.3	0.1	0.1	4.9	9.6
Decommissioning liability (2)	25.4	23.6	21.9	20.3	18.9	72.2	182.3
Total	$69.9	$163.5	$40.4	$37.4	$163.2	$79.9	$554.3

(1)
The 2024 figure includes our syndicated credit facility which has a term-out date of July 2024. The 2027 figure includes our senior unsecured notes due in July 2027. Refer to the Financing section above for further details. Historically, the Company has successfully renewed its syndicated credit facility.
(2)
These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

At December 31, 2022, the Company had an aggregate of $127.6 million in senior unsecured notes maturing in July 2027. Also, the revolving period of our syndicated credit facility is July 27, 2023, with a term out period to July 27, 2024. In the future, if the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior unsecured notes, it is possible that we could be required to seek other sources of financing, including other forms of debt or equity arrangements if available. Please see the Financing section of this MD&A for further details regarding our outstanding debt instruments.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at December 31, 2022 and February 22, 2023	82,442,210

Options outstanding:
As at December 31, 2022 and February 22, 2023	2,274,672

RSUs outstanding:
As at December 31, 2022	874,130
Granted	9,800
Vested	(19,115)
Forfeited	(1,680)
As at February 22, 2023	863,135

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

Fourth Quarter Highlights

Key financial and operational results for the fourth quarter were as follows:

		Three months ended December 31
	2022	2021	% change
Financial (millions, except per share or per boe amounts)

Production revenues	$206.5	$149.8	38
Cash flow from operating activities	126.5	62.6	102
Basic per share (1)	1.54	0.81	90
Diluted per share (1)	1.50	0.78	92
Funds flow from operations (2)	110.5	80.0	38
Basic per share (3)	1.34	1.04	29
Diluted per share (3)	1.31	1.00	31
Net income	631.7	21.7	2,811
Basic per share	7.69	0.28	2,645
Diluted per share	7.47	0.27	2,667
Capital expenditures	97.1	44.8	117
Decommissioning expenditures	3.0	2.7	11
G&A per boe (1)	$1.64	$1.57	4

Operations

Daily production
Light oil (bbl/d)	12,105	11,155	9
Heavy oil (bbl/d)	5,983	3,237	85
NGLs (bbl/d)	2,520	2,310	9
Natural gas (mmcf/d)	67	58	16
Total production (boe/d)	31,742	26,352	20

Netback per boe
Sales price	$70.87	$61.84	15
Realized risk management loss (gain)	0.18	(1.55)	N/A
Net sales price	71.05	60.29	18
Royalties	(11.93)	(7.71)	55
Transportation	(3.28)	(2.16)	52
Net operating costs (3)	(14.63)	(11.79)	24
Netback (3)	$41.21	$38.63	7

(1)
Supplementary financial measure. See Non-GAAP and Other Financial Measures".
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".

Financial

Production revenues, cash flow from operating activities, funds flow from operations and net income increased in Q4 2022 compared to Q4 2021 mainly due to increased production and higher commodity prices.

Net income in Q4 2022 was due to higher revenues and the Company's strong netback, an impairment reversal in our Cardium CGU due to higher commodity prices and strong drilling results and a deferred income tax recovery as a result of the Company recognizing a deferred income tax asset.

Net income in Q4 2021 was impacted by a non-cash, PP&E impairment charge within our Legacy CGU relating to the acceleration of decommissioning spending in the area. This was largely offset by a non-cash, PP&E impairment recovery in our Peace River CGU.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

Operations

Capital expenditure activities continued to be focused in the Cardium and Peace River, with the drilling of 11 wells (10.2 net) in the Cardium and 7 wells (7 net) in the Peace River area.

Production in Q4 2022 increased from the comparable period due to increased development activity along with the full impact of the PROP acquisition in Q4 2021. Average production within the Company’s key development areas was as follows:

	Three months ended December 31
Daily production (boe/d) (1)	2022	2021	% change
Cardium	23,076	21,454	8
Peace River	6,758	3,722	82
Viking	1,454	747	95
Legacy	454	429	6
Total	31,742	26,352	20

(1)
Refer to “Supplemental Production Disclosure” for details by product type.

Netbacks

Netbacks increased from 2021 mainly due to higher realized prices offset by higher realized risk management losses related to hedging activities and higher royalty and net operating costs. Royalties increased as a result of higher commodity prices while net operating costs increased mainly due to higher power prices.

In Q4 2022, WTI prices averaged US$82.65 per barrel. The decrease in pricing through the quarter was mainly due to the restrictions in China in response to COVID-19 that raised concerns over global demand and uncertainty over the price cap on Russian crude oil that was anticipated to disrupt supply.

In Q4 2022, WCS differentials weakened due to unplanned refinery outages and in December, a leak on the Keystone Pipeline caused it to be shut in, resulting in an increase in inventory levels. In Q4 2022, the WCS differential settled at a US$25.66 per bbl while the MSW differential remained strong, settling at a US$1.61 per bbl.

The average NYMEX price for the quarter settled at US$6.26 per mmbtu. Volatility persisted throughout the quarter as a late start to winter was followed by colder weather in December.

In Alberta, AECO 5A prices decreased in October due to TC Energy pipeline export restrictions. Following the removal of the export restrictions, prices started to increase throughout the quarter which was also aided by colder temperatures in December. Overall, AECO 5A prices averaged $5.11 per mcf in Q4 2022.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

Non-GAAP financial measure reconciliations – Q4

A reconciliation from production revenues to gross revenues for the fourth quarter is as follows:

	Three months ended December 31
(millions)	2022	2021
Production revenues	$206.5	$149.8
Sales of commodities purchased from third parties	3.5	6.9
Less: Commodities purchased from third parties	(3.0)	(6.7)
Sales (1)	207.0	150.0
Realized risk management gain (loss) (2)	0.5	(3.7)
Gross revenues (1)	$207.5	$146.3

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Relates to realized risk management gains and losses on commodity contracts.

A reconciliation of operating costs to net operating costs for the fourth quarter are as follows:

	Three months ended December 31
(millions)	2022	2021
Operating costs	$47.6	$32.4
Less processing fees	(2.9)	(1.5)
Less road use recoveries	(2.0)	(2.3)
Net operating costs (1)	$42.7	$28.6

(1)
Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

A reconciliation of sales to netback for the fourth quarter on an absolute dollar basis are as follows:

	Three months ended December 31
(millions)	2022	2021
Netback:
Sales (1) (2)	$207.0	$150.0
Risk management gain (loss) (3)	0.5	(3.7)
Royalties	(34.8)	(18.7)
Transportation	(9.6)	(5.2)
Net operating costs (2)	(42.7)	(28.6)
Netback (2)	$120.4	$93.8

(1)
Includes the impact of commodities purchased and sold to/from third parties $0.5 million (2021 – $0.2 million).
(2)
Non-GAAP financial measures. See "Non-GAAP and Other Financial Measures".
(3)
Realized risk management gains and losses on commodity contracts.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

Supplemental Production Disclosure

Outlined below is production by product type for each area and in total for the periods indicated:

	Three months ended December 31		Year ended December 31
Daily production (boe/d)	2022	2021	2022	2021
Cardium
Light oil (bbl/d)	11,242	10,927	11,185	10,307
Heavy oil (bbl/d)	22	34	40	47
NGLs (bbl/d)	2,424	2,238	2,354	2,110
Natural gas (mmcf/d)	56	50	54	46
Total production (boe/d)	23,076	21,454	22,567	20,182

Peace River
Light oil (bbl/d)	-	-	-	-
Heavy oil (bbl/d)	5,810	3,028	5,765	2,619
NGLs (bbl/d)	6	3	5	3
Natural gas (mmcf/d)	6	4	6	3
Total production (boe/d)	6,758	3,722	6,704	3,152

Viking
Light oil (bbl/d)	760	138	359	161
Heavy oil (bbl/d)	98	131	105	121
NGLs (bbl/d)	55	36	40	41
Natural gas (mmcf/d)	3	3	3	3
Total production (boe/d)	1,454	747	979	794

Legacy
Light oil (bbl/d)	103	90	92	115
Heavy oil (bbl/d)	53	44	40	57
NGLs (bbl/d)	35	33	35	32
Natural gas (mmcf/d)	2	1	1	2
Total production (boe/d)	454	429	432	477

Total
Light oil (bbl/d)	12,105	11,155	11,636	10,583
Heavy oil (bbl/d)	5,983	3,237	5,950	2,844
NGLs (bbl/d)	2,520	2,310	2,434	2,186
Natural gas (mmcf/d)	67	58	64	54
Total production (boe/d)	31,742	26,352	30,682	24,605

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 21

Reconciliation of Cash flow from operating activities to Funds flow from operations

	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Three months ended	2022	2022	2022	2022	2021	2021	2021	2021
Cash flow from operating activities	$126.5	$121.4	$125.0	$83.9	$62.6	$65.5	$42.2	$28.4
Change in non-cash working capital	(20.9)	(21.9)	26.0	(18.0)	6.2	(9.1)	(2.3)	10.3
Decommissioning expenditures	3.0	3.5	3.8	8.5	2.7	1.6	0.5	3.3
Onerous office lease settlements	2.3	2.3	2.3	2.3	2.1	2.3	2.4	2.3
Deferred financing costs	(0.4)	(0.7)	(0.7)	(0.7)	(1.1)	(1.7)	(1.7)	(1.0)
Financing fees paid	-	-	-	-	0.3	-	0.3	4.1
Restructuring charges (1)	-	-	-	2.5	-	0.1	0.1	(2.0)
Transaction costs	-	-	-	0.1	3.4	-	-	0.1
Other expenses (1)	-	-	0.6	-	0.1	0.6	0.8	(9.2)
Commodities purchased from third parties	-	-	-	-	3.7	-	-	-
Funds flow from operations	$110.5	$104.6	$157.0	$78.6	$80.0	$59.3	$42.3	$36.3

(1)
Excludes the non-cash portion of restructuring and other expenses.

Evaluation of Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in our annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in such securities legislation. They include controls and procedures designed to ensure that information required to be disclosed by the Company in our annual filings, interim filings or other reports that we file or submit under applicable securities legislation is accumulated and communicated to the Company’s management, including our President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s President and Chief Executive Officer and Chief Financial Officer of the effectiveness of Obsidian Energy’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 (the “Exchange Act”) and as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) as at December 31, 2022. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2022 the disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting (“ICFR”) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Obsidian Energy’s management, including our President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, as such term is defined in Rule 13a-15 under the Exchange Act and as defined in Canada by NI 52-109. A material weakness in the Company’s ICFR exists if a deficiency, or a combination of deficiencies, in our ICFR is such that there is a reasonable possibility that a material misstatement of our annual financial statements or interim financial reports will not be prevented or detected on a timely basis.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s President and Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company’s ICFR as at December 31, 2022. The assessment was based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2022 the Company’s ICFR was effective.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 22

Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company's ICFR that occurred during the period beginning on October 1, 2022 and ending on December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR. No changes to the Company’s ICFR were made during the quarter.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Critical Accounting Estimates

Obsidian Energy’s significant accounting policies are detailed in Note 3 to our audited consolidated Financial Statements. In the determination of financial results, Obsidian Energy must make certain critical accounting estimates as follows:

Decommissioning Liability

The decommissioning liability is the present value of the Company’s future statutory, contractual, legal or constructive obligations to retire long-lived assets including wells, facilities and pipelines. The liability is recorded on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded decommissioning liability. Actual decommissioning expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 7 to Obsidian Energy’s audited consolidated Financial Statements details the impact of these accounting standards.

Deferred Tax

Deferred taxes are recorded based on the liability method of accounting whereby temporary differences are calculated assuming financial assets and liabilities will be settled at their carrying amount. Deferred taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled.

A deferred income tax asset is recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences can be utilized. Deferred income tax assets are reviewed at each reporting date and are not recognized until such time that it is probable that the related tax benefit will be realized.

Depletion and Impairments

Costs of developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved plus probable reserves with forecast commodity pricing.

All the Company’s reserves were evaluated by GLJ Ltd., an independent, qualified reserve evaluation engineering firm. Obsidian Energy’s reserves are determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, reservoir, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are an important component in determining the recoverable amount in impairment tests. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. To the extent that the recoverable amount, which could be based in part on its reserves, is less than the carrying amount of property, plant and equipment, a write-down against income is recorded.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 23

Financial Instruments

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities and long-term debt. Except for the senior unsecured notes, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark-to-market values recorded for the financial instruments and the market rate of interest applicable to the bank debt. The estimated fair value of the senior unsecured notes is disclosed in Note 8 to the Company’s audited consolidated Financial Statements.

Obsidian Energy’s revenues from the sale of oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To manage our planned capital program to within funds flows from operations, financial instruments including swaps and collars may be utilized from time to time.

Substantially all the Company’s accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. Obsidian Energy may, from time to time, use various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes us to credit risks associated with the possible non-performance of counterparties to the derivative contracts. The Company limits this risk by executing counterparty risk procedures which include transacting only with financial institutions who are members of its credit facility or those with high credit ratings as well as obtaining security in certain circumstances.

Office Lease Provision

The office lease liability is the net present value of future lease payments Obsidian Energy is obligated to make under non-cancellable lease contracts. The liability is recognized on the balance sheet with the corresponding change charged to income. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability. Actual lease payments are charged to the liability as the costs are incurred. Note 7 to Obsidian Energy’s audited consolidated Financial Statements details the impact of these accounting standards.

Non-GAAP and Other Financial Measures

Throughout this MD&A and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities, as indicators of our performance.

Non-GAAP Financial Measures

“Free cash flow” is funds flow from operations less both capital and decommissioning expenditures and the Company believes it is a useful measure to determine and indicate the funding available to Obsidian Energy for investing and financing activities, including the repayment of debt, reallocation to existing business units, deployment into new ventures and return of capital to shareholders. See “Cash flow from Operating Activities, Funds Flow from Operations, Adjusted Funds Flow from Operations and Free Cash Flow” above for a reconciliation of free cash flow to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Funds flow from operations” is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs, certain other expenses and certain commodities purchased from third parties, and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs. See “Cash flow from Operating Activities, Funds Flow from Operations, Adjusted Funds Flow from Operations and Free Cash Flow” and "Reconciliation of Cash flow from operating activities to Funds flow from operations" and "Fourth Quarter Highlights - Reconciliation of Cash flow from operations to Funds flow from operations" above for

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 24

reconciliations of funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Adjusted Funds flow from operations” is funds flow from operations less share-based compensation expense relating to the Company's Deferred Share Unit Plan, Performance Share Unit Plan and Non-Treasury Incentive Award Plan. The Company believes it is a useful measure to determine and indicate the funding available to Obsidian Energy for investing and financing activities, including the repayment of debt, reallocation to existing business units, and deployment into new ventures. See “Cash flow from Operating Activities, Funds Flow from Operations, Adjusted Funds Flow from Operations and Free Cash Flow” above for a reconciliation of adjusted funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Gross revenues” are production revenues including realized risk management gains and losses on commodity contracts and adjusted for commodities purchased and sales of commodities purchased and is used to assess the cash realizations on commodity sales. See “Results of Operations – Production Revenues” and "Fourth Quarter Highlights – Non-GAAP financial measure reconciliations – Q4" above for a reconciliation of gross revenues to production revenues, being our nearest measure prescribed by IFRS.

"Sales” are production revenues plus sales of commodities purchased less commodities purchased and is used to assess the cash realizations on commodity sales before realized risk management gains and losses. See “Results of Operations – Production Revenues” and "Fourth Quarter Highlights – Non-GAAP financial measure reconciliations – Q4" above for a reconciliation of gross revenues to production revenues, being our nearest measure prescribed by IFRS.

“Net debt” is the total of long-term debt and working capital deficiency and is used by the Company to assess our liquidity. See “Liquidity and Capital Resources – Net Debt” above for a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS.

“Net operating costs” are calculated by deducting processing income and road use recoveries from operating costs and is used to assess the Company’s cost position. Processing fees are primarily generated by processing third party volumes at the Company’s facilities. In situations where the Company has excess capacity at a facility, it may agree with third parties to process their volumes to reduce the cost of operating/owning the facility. Road use recoveries are a cost recovery for the Company as we operate and maintain roads that are also used by third parties. See “Results of Operations – Expenses – Operating” and "Fourth Quarter Highlights - Non-GAAP financial measure reconciliations - Q4" above for a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS.

“Netback” is revenue less royalties, net operating costs, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See "Results of Operations – Netbacks", "Fourth Quarter Highlights" and "Fourth Quarter Highlights – Non-GAAP financial measure reconciliations – Q4" above for a reconciliation of netbacks to sales.

Non-GAAP Financial Ratios

“Funds flow from operations – basic per share” is comprised of funds flow from operations divided by basic weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations, Adjusted Funds Flow from Operations and Free Cash Flow” and “Reconciliation of Cash flow from operating activities to Funds flow from operations” above.

“Funds flow from operations – diluted per share” is comprised of funds flow from operations divided by diluted weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations, Adjusted Funds Flow from Operations and Free Cash Flow” and “Reconciliation of Cash flow from operating activities to Funds flow from operations” above.

“Net debt to funds flow from operations” is net debt divided by funds flow from operations. Net debt and funds flow from operations are non-GAAP financial measures. See “Non-GAAP Financial Measures” above.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 25

“Net operating costs per bbl”, “Net operating costs per mcf” and “Net operating costs per boe” are net operating costs divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Net operating costs is a non-GAAP financial measure. See “Results of Operations – Expenses – Operating” and “Fourth Quarter Highlights - Non-GAAP financial measure reconciliations – Q4” above.

“Netback per bbl”, “Netback per mcf” and “Netback per boe” are netbacks divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Management believes that netback per boe is a key industry performance measure of operational efficiency and provides investors with information that is also commonly presented by other oil and natural gas producers. Netback is a non-GAAP financial measure. See “Results of Operations – Netbacks”, “Fourth Quarter Highlights” and "Fourth Quarter Highlights – Non-GAAP financial measure reconciliations – Q4" above.

Supplementary Financial Measures

Average sales prices for light oil, heavy oil, NGLs, total liquids and natural gas are supplementary financial measures calculated by dividing each of these components of production revenues by their respective production volumes for the periods.

“Cash flow from operating activities – basic per share” is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by basic weighted average common shares outstanding.

“Cash flow from operating activities – diluted per share" is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by diluted weighted average common shares outstanding.

"G&A gross – per boe" is comprised of general and administrative expenses on a gross basis, as determined in accordance with IFRS, divided by boe for the period.

"G&A net – per boe" is comprised of general and administrative expenses on a net basis, as determined in accordance with IFRS, divided by boe for the period.

Oil and Natural Gas Information

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend	mmbtu	Million British thermal unit
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select	NGL	natural gas liquids
		LNG	liquefied natural gas
		NYMEX	New York Mercantile Exchange price for natural gas

References to Q1, Q2, Q3 and Q4 are to the three-month periods ended March 31, June 30, September 30 and December 31, respectively.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 26

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our strategy of maintaining moderate production growth, operational excellence, improving our debt leverage and delivering top quartile total shareholder return; our belief that our plan to focus development activity on our Cardium and Peace River assets will generate value for all stakeholders; that our Cardium position with a deep inventory of high return wells offers a predictable, liquids weighted, production profile capable of generating growth and sustainable free cash flow; that there is compelling Bluesky development and significant Clearwater potential for future heavy oil production growth and cash flow generation, offering further value for stakeholders; the opportunities that our Viking location provides the Company; our expectations for debt levels and targets; our expectations in connection with the NCIB; our expectations in connection with health, safety and wellness of our employees, contractors and stakeholders; that we are dedicated to managing the environmental impact from our operations through the environmental programs which include resource conservation, water management and site abandonment / reclamation / remediation; that the Company will continue to target capital expenditures with FFO to allow for further debt repayment and return of capital to shareholders; our 2023 guidance for capital expenditures and development; that the compliance with certain environmental legislation is expected to require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material; that the Company continuously monitors operations to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates;; that the Company will follow the new AER guidance under Directive 088 where a minimum amount of spending is required to abandon inactive sites; our expectations for the ASRP program; all information disclosed under "Sensitivity Analysis; our future payment obligations as disclosed under "Contractual Obligations and Commitments";; that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks and that management maintains close relationships with the Company's lenders and agents to monitor credit market developments, and these actions and plans aim to increase the likelihood of maintaining the Company's financial flexibility and capital program, supporting the Company's ongoing operations and ability to execute longer-term business strategies; the sensitivity analysis and contractual obligations and commitments moving forward; our expectations regarding the New Notes and syndicated credit facility.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company's operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 27

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the COVID-19 pandemic and/or other factors adversely affects the financial capacity of the Company's contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace our credit facilities and/or senior unsecured notes or to funds other activities; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of increased interest rates on our borrowing costs and on economic activity, and including the risk that higher interest rates cause or contribute to the onset of a recession; the risk that our costs increase significantly due to ongoing high levels of inflation, supply chain disruptions and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to the COVID-19 pandemic and/or public opinion and/or special interest groups; and the other factors described under "Risk Factors" in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 28

any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OBSIDIAN ENERGY 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 29